FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01 - Essential Fact Statement dated Feb. 7, 2007.

Santiago, February 7, 2007.

Gen. Mgt. 34/2007.

Mr Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance
Alameda Bernardo O’Higgins 1449
Santiago

Ref: ESSENTIAL FACT

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045 and the provisions of General Rule No.30 of the Superintendency, I inform you the following as Essential Fact:

In June 2005, we reported as Essential Fact that our Argentine subsidiary, Empresa Distribuidora Sur Sociedad Anónima (EDESUR) had signed a letter of understanding with the Argentine Public Utilities Contracts Renegotiation and Analysis Unit (UNIREN). In accordance with the terms of that letter of understanding, EDESUR on August 29, 2005 signed the Amendment Agreement Memorandum of the Distribution and Commercialization Concession Contract of Edesur S.A. (Agreement Memorandum), which foresees, among other matters, a Transition Tariff Regime, an Integral Tariff Revision and a new tariff regime resulting from that Revision.

On February 5, 2007, the National Electricity Regulatory Entity (ENRE) published in the Official Bulletin its Resolution ENRE No.50/2007 approving the values of EDESUR’s Tariff Table effective as of February 1, 2007, which derives from the Transition Tariff Regime foreseen in the Agreement Memorandum. Once the terms and conditions of the Agreement Memorandum referring to the Transition Tariff Regime are fully implemented, an increase of 23% over the distribution costs (not affecting residential tariffs T1R1 and T1R2), connection costs and reconnection service that EDESUR receives, and an additional average increase of 5% over the above referred company distribution costs destined to finance a works plan. The ENRE also authorized the adjustment of these costs, from May 1, 2006, by the positive change of 9.962% in the costs monitoring mechanism indexes mentioned in the Agreement Memorandum.

Regarding the amounts which, through the application of the Transition Tariff Regime, relate to consumption accrued during the period from November 1st, 2005 to January 31st, 2007, the ENRE stated that these be invoiced in 55 equal and consecutive installments.

The application of the new tariffs from February 1, 2007 implies a positive effect on net income after tax for Enersis S.A., estimated to be approximately US$ 2.6 million monthly. By the other hand, the quantification of the effect on results corresponding to the accrued consumption during the period from November 1st, 2005 to January 31st, 2007, to be invoiced in 55 installments, requires the definition of various factors, being impossible for the moment to provide a precise estimate.

Yours sincerely,

José Luis Domínguez	Fernando Isac Comas
Chief Communications Officer	Chief Regional Accounting Officer

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Banco Santander Santiago– Representante Tenedores de Bonos
Depósito Central de Valores
Arch.
Cron.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ José Luis Domínguez
Fernando Isac Comas
--------------------------------------------------

Name: José Luis Domínguez
Title: Chief Communications Officer

Name: Fernando Isac Comas
Title: Chief Regional Accounting Officer

Date: Feb. 7, 2007